Global Digital Solutions, Inc.

777 South Flagler Drive, Suite 800 West

West Palm Beach, Florida 33401

September 23, 2014

VIA EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Global Digital Solutions, Inc.
Registration Statement on Form S-1
Filed September 17, 2014
File No. 333-198802

Dear Ms. Long:

Global Digital Solutions, Inc. (the “Company”), hereby responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 22, 2014, relating to the above referenced Registration Statement on Form S-1 filed with the Commission on September 17, 2014 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an Amended Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Exhibit 5.1 – Opinion of Naccarato & Associates

1.   Please have counsel revise sub-section (iii) in the first paragraph to refer to 4,250,000 shares of the company’s common stock currently outstanding and 4,250,000 shares of the company’s common stock issuable upon conversion of warrants. Please also have counsel revise disclosure throughout the first paragraph to refer to the company’s common stock rather than “our common stock.”

Counsel has revised its opinion to address the Staff’s comments and a revised Exhibit 5.1 has been filed with the Amended Registration Statement.

2.   Please have counsel revise its legal opinion to provide a definition for the terms “Notes” and “Warrants” in the second paragraph of the opinion.

Counsel has revised its opinion to address the Staff’s comments and a revised Exhibit 5.1 has been filed with the Amended Registration Statement.

3.   Counsel may not opine under the laws of New Jersey and at the same time indicate that it is not licensed to practice law in the State of New Jersey. Please have counsel provide an unqualified opinion covering the jurisdiction of the company’s incorporation, or otherwise, provide an opinion of counsel admitted to practice in the State of New Jersey. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

Pamela Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

September 23, 2014

Counsel has revised its opinion to address the Staff’s comments and a revised Exhibit 5.1 has been filed with the Amended Registration Statement.

If you have any questions, please do not hesitate to contact me at (561) 515-6163, or counsel at (949) 300-2487.

Sincerely,

Global Digital Solutions, Inc.

/s/ David A. Loppert
David A. Loppert
Chief Financial Officer

cc:	Owen Naccarato
Law offices of Naccarato & Associates